TVIX: VelocityShares Daily 2x VIX Short-Term ETN

Note Information		Issuer Information
Exchange Ticker	TVIX	Issuer	Credit Suisse AG
Exposure	Leveraged (2x)
Reset Period	Daily	Index Information
Indicative Value Ticker	TVIXIV	Index - S&P 500 VIX Short-Term Futures™ Index ER
Inception Date	11/29/2010	Bloomberg Index Ticker SPVXSP
Maturity Date	12/04/2030	Futures Weighted Average Maturity – 1 Month
CUSIP	22542D761
Primary Exchange	NYSE Arca
Investor Fee *	1.65%

*On any calendar day, the Daily Investor Fee is equal to the product of (1) the Closing Indicative Value on the immediately preceding calendar day multiplied by (2) the Daily ETN Performance for that series on such calendar day multiplied by (3) the quotient of (a) 0.0165 divided by (b) 365.

The VelocityShares Daily 2x VIX Short-Term ETNs (the “ETNs”) are senior, unsecured obligations of Credit Suisse AG (“Credit Suisse”) acting through its Nassau branch. The return on the ETNs is linked to twice (2x) the daily performance of the S&P 500 VIX Short-Term Futures™ Index ER less the investor fee. The ETNs provide traders with an exchange traded instrument enabling them to efficiently express their market views on the short-term futures contracts on the CBOE SPX Volatility Index® (the “VIX®”). The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term.

The index was designed to provide investors with exposure to one or more maturities of futures contracts on the VIX®, which reflects implied volatility of the S&P 500® Index at various points along the volatility forward curve. The calculation of the VIX® is based on prices of put and call options on the S&P 500® Index. The S&P 500 VIX Short-Term Futures™ Index ER targets a constant weighted average maturity of 1 month. The ETNs are linked to a multiple (2x) of the daily return of the index and do not represent an investment in the VIX®.

Benefits of Trading Volatility

  Volatility ETNs may be used to express short-term views on the direction of volatility

  Volatility is often negatively correlated to the performance of US equity markets

  Volatility appears to revert to the mean, which indicates at historically low VIX® levels, there is a higher probability that the next big move will be up rather than down. Conversely, at historically high VIX® levels, the next big move is more likely to be down rather than up

Risks Associated with the ETNs

  You may lose all or a significant part of your investment in the ETNs if the index decreases or does not increase by an amount sufficient to offset the applicable fees and charges

  The ETNs and payment of any amount due on the ETNs are subject to the credit risk of Credit Suisse.
  Any payment on the ETNs is subject to the ability of Credit Suisse AG to satisfy its obligations as they become due

  The ETNs are intended to be trading tools for

sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking leveraged investment results

  The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value

  The return at maturity, upon repurchase or early redemption will be reduced by the fees and charges associated with the ETN

  The ETNs are not linked to the VIX®

  The ETNs are designed to obtain their stated investment objectives on a daily basis

  If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment

TVIX: VelocityShares Daily 2x VIX Short-Term ETN

Risks (continued from prior page)

  The issuer has the right to call your ETNs

  The market price of your ETNs may be influenced by many unpredictable factors

  Although we intend to list the ETNs on NYSE Arca, a trading market for your ETNs may not develop

  Because the 2x Long ETNs are linked to the daily performance of the applicable underlying Index and include leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the leveraged return of the applicable underlying Index

  Daily rebalancing will impair the performance of the ETNs if the underlying index experiences volatility

The risks set forth in the section entitled “Risks Associated with the ETNs” on the preceding page and “Risks (continued from prior page)” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which set forth risks related to an investment in the ETNs.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009, prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 800-221-1037.

Information contained in the VelocityShares website (www.velocityshares.com) is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse AG, and to the extent any of such information has not been filed by Credit Suisse AG, we have not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor's Financial Services LLC (“S&P”) and have been licensed for use by VelocityShares LLC. “VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or CBOE and S&P and CBOE make no representation regarding the advisability of investing in the ETNs.

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